                      Supplement Dated November 30, 1995
                        to Prospectus Dated May 1, 1995
           for GrandMaster II(TM) Flexible Payment Variable Annuity
                  issued by Integrity Life Insurance Company

             This Supplement modifies the Prospectus and should be
                    read and retained with the Prospectus.


The Contrafund and Asset Manager: Growth portfolios are not currently available in California.